NAME OF REGISTRANT:
Franklin Gold Fund
File No. 811-1700

EXHIBIT ITEM No. 77I(b):


The registrant issues two classes of shares: Franklin Gold
Fund - Class I and Franklin Gold Fund - Class II. Shares of each class represent proportionate interests in the assets of the Registrant and have the same voting and other rights and preferences as the other class of the Registrant for matters that affect the Registrant as a whole.